UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

333 Bloor Street East

10th Floor

Toronto, Ontario M4W 1G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Anthony Staffieri
Name: Anthony Staffieri
Title: Chief Financial Officer

Date: April 24, 2019

Exhibit Index

Exhibit Number	Description of Document

99.1	The Underwriting Agreement, dated as of April 23, 2019, by and among Rogers Communications Inc., Rogers Communications Canada Inc. and Merrill Lynch, Pierce, Fenner & Smith, Incorporated, J.P. Morgan Securities LLC and TD Securities (USA) LLC, as representatives of the several underwriters named therein.

Exhibit 99.1 to this Report on Form 6-K is incorporated by reference, as an exhibit, into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 23, 2018 (File No. 333-224400).